July 29, 2005
VIA EDGAR AND HAND DELIVERY
Tamara Brightwell, Esq.
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form S-4 Registration Statement of American Standard Inc., American Standard Companies Inc. and American Standard International Inc.
Dear Ms. Brightwell:
On behalf of American Standard Companies Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in the letter (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 10, 2005, with respect to the Registration Statement on Form S-4 (File No. 333-124857) filed by the Company, American Standard Inc. and American Standard International Inc. (the “Form S-4”), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2005 (the “Form 10-Q”).
In response to the Staff’s comments, the Company has amended and filed concurrently herewith the Form S-4. Enclosed herewith are courtesy copies of the amended filing as well as courtesy copies of the amended filings marked to show changes from the versions originally filed. For your convenience, we have reprinted the Staff’s comments below prior to the Company’s responses.
Form S-4 filed May 12, 2005
General
1.	Please file all exhibits with your next amendment, or as soon as possible.

Understand that we will need adequate time to review these materials before accelerating effectiveness.

July 29, 2005

The Company has included all required exhibits, including the Exhibit 5.1 legal opinion and the Exhibit 23.2 consent of McDermott, Will & Emery LLP, with Amendment No. 1.

2.	We note that the Company is registering the Exchange Notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman and Sterling (available July 2, 1993). Accordingly, with the next amendment please provide a supplemental letter to the Staff (1) stating that the issuer is registering the exchange offer in reliance on the Staff’s position in such letters, and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman and Sterling letters.

The Company hereby supplementally confirms to the Staff that it is registering the Exchange Notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp. and the subsequent no-action letters referred to in the comment above. The requested supplemental letter is enclosed herewith as Appendix A.

3.	We note that definitions you include on page i with regard to American Standard, the issuer, and the guarantors. Please revise here, and throughout the prospectus, to make clear which entity to which you are referring. Currently, based on your definitions, in some sections your disclosure appears to state that American Standard Companies Inc. issued the outstanding notes and other sections it appears that American Standard Companies Inc. is a guarantor of the outstanding notes.

The Company has revised the Registration Statement in response to the Staff’s comment.

4.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Company hereby supplementally confirms to the Staff that the expiration date of the exchange offer will be included in the final prospectus. In response to the

July 29, 2005

Staff’s comment, the Company has also revised the Registration Statement and the transmittal materials to reflect the fact that the exchange offer will expire at 5:00 p.m. on the twenty-first day following commencement of the exchange offer, which date will be inserted in the Company’s Rule 424 prospectus after the Registration Statement is declared effective.
Incorporation of Certain Documents by Reference, page ii
5.	Please include the file numbers. See Rule 411(d) of Regulation C.

The Company has revised the Registration Statement in response to the Staff’s comment.

6.	We note your disclosure in the fourth bullet point. Please note that you will need to update the information stated here to specifically reference documents filed after the date you filed this document. Although you appear to be relying on paragraph H.69 from our 1997 Manual of Publicly Available Telephone Interpretations, please note that you can only refrain from specifically incorporating documents filed prior to effectiveness if you refer to the initial filing of the registration statement and you are not otherwise required to file an amendment. In this connection, please also confirm to us that in the first prospectus used after effectiveness and filed under Rule 424(b), you will identify all Exchange Act reports filed prior to effectiveness that you have not specifically incorporated.

The Company supplementally advises the Staff that it will comply with the Staff’s comment above.
Forward-Looking Statements, page iii
8.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(c) of the Securities Act and Section 21E(b)(2)(c) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Company supplementally advises the Staff that the Company believes that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does apply to the transaction being registered because the transaction is an exchange offer by the Company which includes the offer and sale of new securities under the Securities Act of 1933, as amended. As a result, the Company respectfully disagrees with the Staff’s comment above. Neither Section 27A(b)(2)(c) of the Securities Act, nor Section 21E(b)(2)(c) of

July 29, 2005

the Exchange Act specifically carves out “exchange offers” from the protections afforded by the PSLRA.
Industry and Market Data, page iv
9.	We note your use of information from industry publications and the statement that “[a]lthough we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information...”. While you may state that you have not independently verified the data, you may not disclaim responsibility for the information you elect to include in your prospectus. Please revise.

The Company has revised the Registration Statement in response to the Staff’s comment.
The Exchange Offer, page 2
10.	State the exemption relied upon, and the facts used to support the exemption, to issue the old notes. Please make a similar revision on page 11.

The Company supplementally advises the Staff that American Standard Inc. and the guarantors relied on the private placement exemptions from registration provided by Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated under the Securities Act. The Company supplementally advises the Staff that it believes that it qualifies for either of these non-exclusive exemptions because the offering and sale of the outstanding notes was to accredited investors and did not involve a general solicitation. The Company has revised the Registration Statement on pages 2 and 11 to indicate that the Company issued the outstanding notes in a “private transaction” exempt from the registration requirements of the Securities Act.
Certain U.S. Federal Income Tax Consequences. page 4
11.	Please revise to substitute material for certain in your subheading.

The Company has revised the Registration Statement on page 5 in response to the Staff’s comment.

12.	Please delete “we believe” from your disclosure here. We note your disclosure on the cover page which states affirmatively that the exchange will not be a taxable event for U.S. federal income tax purposes.

July 29, 2005

The Company has revised the Registration Statement on page 5 in response to the Staff’s comment.

13.	Please revise your statement “but you should consult your tax advisor about the tax consequences of the exchange offer.” Noteholders should be able to rely on the tax consequences disclosed in your registration statement. You may indicate that holders may consult with their own tax advisors concerning their individual circumstances, however.

The Company has revised the Registration Statement in response to the Staff’s comment.
The Exchange Notes, page 5
14.	In the “Ranking” section, please discuss how the exchange notes will rank in comparison to the obligations of each guarantor.

The Company has revised the Registration Statement on page 5 in response to the Staff’s comment.

15.	What does “effectively” junior mean? Please revise to explain.

The Company has revised the Registration Statement to delete the word “effectively” in this context.
Selected Consolidated Financial Data, page 9
16.	Your selected consolidated financial data presents total segment income, which outside the context of your SFAS 131 disclosure is a non-GAAP financial measure. Please expand your disclosure to include the following:
•	a discussion which details why the presentation of total segment income provides useful information to investors regarding your financial condition and results of operations,

•	a footnote stating total segment income may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.
Refer to SEC Release No, 33-8176 and Questions 19-21 of SEC FAQ dated June 13, 2003.

The Company has revised footnote (a) to the Selected Financial Data Table on page 10 in the Registration Statement in response to the Staff’s comment.

July 29, 2005

Expiration Date; Extensions; Amendment; Termination, page 13
17.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has revised the Registration Statement on page 14 in response to the Staff’s comment.

18.	You reserve the right to “delay accepting any outstanding note”. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The Company supplementally advises the Staff that the Company will only delay acceptance of any validly tendered outstanding notes in the event an extension of the exchange offer is announced. Any delay in acceptance by the Company will be consistent with Rule 14e-1(c).

19.	We note your disclosure in the first sentence of the second to last paragraph concerning oral notice. Please advise us as to how oral notice is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

The Company supplementally advises the Staff that a public announcement by way of a written press release transmitted over a financial news service will be made in the event of any delay in acceptance, extension, termination or material amendment to the exchange offer. The Company has revised the Registration Statement on page 13 to clarify this point.
Procedures for Tendering, page 14
20.	We note that you state that “ [u]nless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine.” All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Revise your disclosure on page 16 accordingly.

July 29, 2005

The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

21.	We note the disclosure indicating that you will return any old notes not accepted for exchange “as soon as practicable” after the expiration date of the exchange offer. Rule 14e-1 (c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.
Ranking, page 22
22.	State the amount of subordinated debt outstanding for American Standard Inc. as of the most recent date practicable. In addition, state the amount of unsecured unsubordinated obligations of each guarantor, as well as the amount of any debt held by the guarantors that ranks senior to the guarantees. Also include this revised disclosure in your summary on page 6.

The Company has revised the Registration Statement on page 22 in response to the Staff’s comment.
Material Federal Income Tax Considerations, page 31
23.	Please delete the statement on page 35 that the tax discussion is for “general information only.” Please also revise your statement on page 31 that you “intend this discussion to be a general description of the U.S. federal income tax considerations material to the exchange....”

The Company has revised the Registration Statement on page 31 in response to the Staff’s comment.
Independent Registered Public Accounting Firm. page 149
24.	Since the auditor has consented to the use of its name certifying the financial statements included in the registration statement, please revise to list them as “Experts.”

The Company has revised the Registration Statement on page 36 in response to the Staff’s comment.

July 29, 2005

Legal Matters, page 36
25.	Please give the address for McDermott Will & Emery LLP. See paragraph 23 of Schedule A to the 1933 Act.

The Company has revised the Registration Statement on page 36 in response to the Staff’s comment.

26.	Please also state that McDermott Will & Emery LLP has passed on the enforceability of obligations under the exchange notes and the guarantees.

The Company has revised the Registration Statement on page 36 in response to the Staff’s comment.
Item 21. Exhibits and Financial Statement Schedules
27.	Please file the registration rights agreement as an exhibit to the registration statement.

The Company has included the registration rights agreement as an exhibit and has filed such agreement with Amendment No. 1.

28.	A legality opinion is required to be filed with this registration statement. Please file the opinion with the next amendment.

The Company has included the legality opinion with Amendment No. 1.
Exhibit 23.1
29.	Please make arrangements with Ernst & Young LLP to have them update their consent to include the complete Form S-4 filing number. Please also ensure that the updated consent is signed and covers the reference to them on page 36.

The Company has included an updated consent with Amendment No. 1.
Exhibit 99.1 — Letter of Transmittal
30.	We note the statement on page 6 that you will return any outstanding notes not accepted for exchange “as promptly as practicable” after expiration or termination of the Exchange Offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the

July 29, 2005

offer, as applicable. Please revise this statement and a similar statement on page 11.

The Company has made these conforming changes to the letter of transmittal.

31.	To the extent necessary, please make any changes requested by the above comments relating to the prospectus in the letter of transmittal as well.

The Company will comply with this comment.
Form 10-K for fiscal year ended December 31, 2004 and Form 10-Q for fiscal quarter ended March 31, 2005
Comments applicable to your overall filing
32.	Please address the comment above regarding your Selected Consolidated Financial Data in your Form 10-K as well.

The Company will add the following information at the end of footnote (a) of ITEM 6. Selected Financial Data in future filings:

“Please refer to the Overview section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations for a discussion of why management believes segment income and total segment income are useful measures to both management and shareholders. Segment income and total segment income may not be comparable to similar measures of other companies as not all companies may calculate these non-GAAP measures in the same manner.”

33.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

To the extent a comment below requests additions or revisions to the disclosure in the Company’s periodic reports, the Company has included such information in its response and will include such information in future filings, unless otherwise noted. The Company supplementally provides below in response to each such comment (and, due to its length, in Appendix B for the response to Comment 37), the substantial form of the language that the Company proposes to use in such future filings.
Item 1. Business, page 1
General, page 6
Raw Materials, page 6

July 29, 2005

34.	Please expand your disclosure to discuss any material contracts you have entered into relating to energy and materials used in the production of your products.

The Company supplementally advises the Staff that it does not consider any of the specific contracts under which the Company purchases energy or materials to be material to the Company’s business.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 21
Results of Operations for 2004 Compared with 2003 and 2003 Compared with 2002,

35.	Your discussion regarding your results of operations includes segment income and total segment income, which outside the context of your SFAS 131 disclosure are non-GAAP financial measures. Please expand your disclosure to include the following:
•	a discussion which details why the presentation of total segment income provides useful information to investors regarding your financial condition and results of operations,

•	a reconciliation and discussion regarding segment income and total segment income to the most directly comparable financial measure calculated and presented in accordance with GAAP, and

•	disclosure stating total segment income may not be comparable to those of other entities, as not all companies and analysts calculate this non-GAAP measure in the same manner.
Where applicable, please include the above in the other parts of your document where these non-GAAP financial measures are presented. Refer to SEC Release No. 33-8176, Item 303 of Regulation S-K, and Questions 19-21 of SEC FAQ dated June 13, 2003.

The Company will revise paragraph 2 of the Overview section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings substantially in the form provided in the following paragraph.

The following discussion will be inserted after the first sentence of paragraph 2:
     “Segment income and total segment income used outside the context of SFAS 131 (see Note 15 of Notes to Financial Statements) are not in conformity

July 29, 2005

with generally accepted accounting principles (GAAP). Management believes that presenting segment income and total segment income is useful to shareholders because it enhances their understanding of how management assesses the performance of the Company’s businesses. Management uses these measures to make strategic decisions, allocate resources, and make capital investment decisions. Additionally, the Company utilizes these measures when reporting the Company’s business performance to its Board of Directors. These measures may not be comparable to similar measures of other companies as not all companies calculate these measures in the same manner. See ITEM 6 of this Form 10-K for a reconciliation of total segment income to income from continuing operations before income taxes. Segment income for Air Conditioning, Bath and Kitchen and Vehicle Control Systems are not individually reconciled to income from continuing operations before income taxes as a significant portion of the items excluded from segment income are not directly related to the individual segments. These items include, but are not limited to, interest expense, corporate and other expenses (see Note 15 of Notes to Financial Statements) and income taxes. Since these items are not directly controlled by the individual segment managers, and any allocation would be arbitrary, management does not believe reconciliations on an individual segment basis would be meaningful to understanding the Company’s financial condition or results of operations. By excluding the items identified above, segment income and total segment income as presented, more accurately reflect the business performance over which individual segment manager’s have control.
The last sentence of paragraph 2 will be revised as follows:
     “The presentation of sales, segment income, total segment income and operating margin with and without the effects of foreign currency translation are not meant to be a substitute for measurements prepared in conformity with GAAP, nor to be considered in isolation.”
36.	You have referenced in your segment discussion in Item 1 various new products and product lines, including the expansion of existing product lines. Please expand your disclosure to discuss the impact these new products, product lines and the expansion of existing product lines have had and may have on your results of operations and liquidity.

Please see the Company’s response to Comment 37 below.

37.	You have disclosed various components, which have contributed to increases and decreases within your income statement line items, including but not limited to,

July 29, 2005

segment sales, segment income, and corporate and other expense. Some of the components you have cited include the following:
•	higher volume and improved mix,

•	productivity initiatives,

•	new products sold,

•	prior year job eliminations,

•	incentive compensation, and

•	post-retirement and medical costs.
Please expand your disclosure to include additional details that explain the reasons for the changes and please quantify the effects each of these components had on the increases and decreases within the income statement line items, including expenses that offset one another. Please show us what your revised MD&A disclosure for fiscal 2004 compared to 2003 will look like.

In future filings, the first paragraph of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Company’s discussion of Results of Operations for 2004 Compared with 2003 will be presented substantially in the form presented in Appendix B, where the text highlighted in yellow indicates additions to the disclosure and text highlighted in blue indicates deletions to the disclosure that respond to the Staff’s comment.
Liquidity and Capital Resources, page 31
38.	Please expand your disclosure to discuss how the timing of payments related to your increased exposure for asbestos-related litigation will likely impact your liquidity.

In future filings, the Company will add the following information to the end of the asbestos disclosure in NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements. We will refer to the asbestos disclosure in both ITEM 3. Legal Proceedings and the Liquidity and Capital Resources section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     “The Company does not believe that asbestos payments to claimants net of insurance recoveries will have a material adverse affect on its liquidity in any particular year or in the aggregate. ”
39.	Please expand your disclosure to include any legal restrictions you currently have regarding your ability or the ability your subsidiaries have to pay dividends to

July 29, 2005

affiliated companies and the affect this may have on your future liquidity. Refer to Item 303(a) of Regulation S-K.

In future filings, the Company will include the following disclosure regarding such foreign governmental restrictions, if material, on dividends payable by the Company’s foreign-based subsidiaries in ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     “At the end of 2004, the Company was restricted from remitting approximately $80.3 million from China to the U.S. due to the absence of locally accumulated statutory earnings. The Company does not believe that such restrictions or other similar restrictions which may affect certain of the Company’s foreign subsidiaries will materially affect the Company’s liquidity. The Company does not rely on its cash balance in existence at any point in time to fund operations, but rather its cash flows from operations and will transfer cash from foreign subsidiaries to the parent when it is cost effective to do so, including any potential tax implications.”
Financial Statements
Statement of Income, page 43
40.	You disclosed on page 1 that your air conditioning systems and services segment derives a portion of its revenue from service. If significant, please revise your statement of income to present separately your sales and costs of sales related to service from those related to products. Refer to Rules 5-03(b)(1) and (2) of Regulation S-X.

The Company supplementally advises the Staff that the total service revenue recognized by the Company, including that of the Air Conditioning Systems and Services segment, is less than 10% of the sum of all sources of revenues. Accordingly, in accordance with Rules 5-03 (b)(1) and (2) of Regulation S-X, the Company’s revenues and cost of sales related to service are not a required disclosure. If such revenue exceeds 10% of total revenue in the future, the Company will present service revenue and cost of sales related to service revenue on the face of the Consolidated Statement of Income in future filings.
Notes to Financial Statements
41.	You disclosed on page 48 that you have intangible assets. Please expand your disclosure to include the disclosures required by paragraphs 44 and 45 of SFAS 142.

In future filings, the Company will include the following disclosure:

July 29, 2005

“NOTE xx. Goodwill and Intangible Assets
     The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 200x and 200x, respectively (dollars in millions).

Foreign
			Exchange		Year Ended
Segment	January 1, 200x	Acquisitions	Translation	Other	December 31, 200x

Air Conditioning

Bath and Kitchen

Vehicle Controls

Total

Foreign
			Exchange		Year Ended
Segment	January 1, 200x	Acquisitions	Translation	Other	December 31, 200x

Air Conditioning

Bath and Kitchen

Vehicle Controls

Total

     The following table summarizes the Company’s intangible assets by asset classification for the years ended December 31, 200x and December 31, 200x, respectively.

Expected
	December 31, 200x	December 31, 200x	December 31, 200x	Amortization for
Description	Gross Amount	Accumulated Amortization	Net	the Next 5 Years

Patents

Customer Lists

Other

Total

	December 31, 200x	December 31, 200x	December 31, 200x
Description	Gross Amount	Accumulated Amortization	Net

Patents

Customer Lists

Other

Total

July 29, 2005

Note 2. Accounting Policies, page 47
42.	Your disclosure on page 1 indicates that your air conditioning systems and services segment utilizes independent agents and distributors to distribute its products. You also disclosed that you utilize distributors for your kitchen and bath and your vehicle control systems segments. You further disclosed on page 25 you have a marketing arrangement with Home Depot relating to your air conditioning systems and services segment. You also disclosed sales to Home Depot and Lowe’s were included in your kitchen and bath segment. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

In future filings, the Company will include the following information in NOTE 2. Accounting Policies of Notes to Financial Statements:

“In accordance with EITF 01-9, Accounting for Consideration Given By a Vendor to a Customer, the Company typically records cooperative advertising allowances, rebates and other forms of sales incentives as a reduction of revenue at the later of the date of the sale or the date the incentive is offered. However, where the Company receives an identifiable benefit for the consideration that is sufficiently separable from the associated sale and the Company can reasonably estimate the fair market value of the benefit received or if the consideration provided is non cash, the Company presents these costs in selling and administrative expenses in its consolidated statements of income. For the years ended December 31, 2004, 2003 and 2002, respectively, $31.8 million, $35.1 million and $31.6 million of consideration provided to customers has been reflected in selling and administrative expenses in the consolidated statements of income.”

In future filings, the Company will add the following information to the Critical
Accounting Policies and Estimates section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:

Revenue Recognition—The Company offers certain customers cooperative advertising allowances, rebates and other forms of sales incentives. The Company analyzes its history of paying such incentives, the terms of current and past

July 29, 2005

incentives, as well as management’s assessment of current conditions and other facts and circumstances when recording an appropriate estimate for these items at the time of the related sale or date the incentive is offered.
43.	Please disclose the method you use to record and reissue treasury stock. Refer to paragraphs 12(b) and 13 of APB 6.

In future filings, the Company will include the following information in NOTE 12. Capital Stock of Notes to Financial Statements:
     “The Company accounts for all purchases of treasury stock under the cost method as defined in Accounting Principles Board Opinion Number 6, Status of Accounting Research Bulletins with the costs of such share purchases reflected in treasury stock in the accompanying consolidated balance sheets. When shares are reissued they are recorded at the average price paid for treasury shares acquired since the inception of the share buy back programs.”
Revenue Recognition. page 47
44.	Please expand your disclosure related to your accounting policy for the percentage-of-completion method to include your policy regarding change orders that have not yet been approved by the customer, including how you treat the profit component of the unapproved change orders.

In future filings, the Company will include the following information in the Revenue Recognition paragraph of NOTE 2. Accounting Policies of Notes to Financial Statements:
     “When change orders are required on projects where revenue is recognized on the percentage of completion basis, such revenues and profits are included only when: the customer has approved the change order, or it is probable that the change order will result in additional contract revenue, such revenue can be reliably estimated and there is a legal basis for enforcing the change order. Incremental profits on change orders that do not satisfy the criteria highlighted above are not recorded until the above conditions are met.”
Shipping and Handling Costs, page 47
45.	Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. You have disclosed that shipping and handling costs incurred on sales of products are included in cost of sales. Please expand

July 29, 2005

your disclosure to include whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in your cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling and administrative expenses.
The Company supplementally advises the Staff that, historically certain costs associated with the purchasing function in one of the Company’s businesses were presented in selling and administrative expenses. Such amounts were immaterial (i.e. less than .2% of cost of sales) and therefore were not disclosed. In future filings, the Company will present these costs in cost of sales. In future filings, the Company will also include the following information in the shipping and handling costs paragraph of NOTE 2. Accounting Policies of Notes to Financial Statements:
     “Shipping and Handling Costs—Shipping, handling, purchasing, receiving, inspecting, warehousing, internal transfer and other costs of distribution are presented in cost of sales in the consolidated statements of income.”
In addition, in future filings, the Company will include the following information in the third paragraph of the Overview section of ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations:
     “Costs associated with shipping, handling, purchasing, receiving, inspecting, warehousing, internal transfer costs and other costs of distribution incurred on sales of products are included in the determination of segment income and total segment income and in the determination of cost of sales in the Consolidated Statements of Income. The Company’s measure of cost of sales may not be comparable to those of other companies, as some companies exclude a portion of these costs from cost of sales and include them in another caption within their income statement.”
     Goodwill and Intangible Assets, page 48

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46.	Your disclosure indicates that you have intangible assets deemed to have indefinite lives, which are not amortized. Please expand your disclosure to identify which intangible assets you have determined to have indefinite lives. In addition, please tell us the facts and circumstances you considered in reaching your conclusion that these intangible assets have indefinite lives. Refer to paragraph 11 of SFAS 142.

In future filings, the Company will amend the Goodwill and Intangible Assets paragraph of NOTE 2. Accounting Policies of Notes to Financial Statements to delete the reference to intangible assets deemed to have indefinite lives, as the Company has no such assets. The Company expects to amend such discussion as follows:
     “Goodwill and Intangible Assets—In accordance with Statement of Financial Accounting Standard No. 142, goodwill is not amortized but is subject to annual impairment tests as of each October 1 or more often when events or circumstances indicate that the carrying amount of goodwill may not be recoverable. In accordance with Statement of Financial Accounting Standard No. 144, the Company assesses long-lived assets, including intangible assets subject to amortization, for impairment on an annual basis, or when events or circumstances indicate that the carrying amount of those assets may not be recoverable. All amortizable intangible assets are amortized over their useful lives.”
Earnings per share, page 48
47.	For each of the periods presented, please expand your disclosure to include the amount of securities that were not included in the calculation of diluted EPS because they would have had an antidilutive effect. Refer to paragraph 40(c) of SFAS 128.

In future filings the Company will add the following information to the end of our Earnings per Share paragraph of NOTE 2. Accounting Policies of Notes to Financial Statements:
     “For the years ended December 31, 2004, 2003 and 2002, respectively, 46,554; 163,168 and 153,915 shares associated with options to purchase shares of the Company’s common stock were excluded from the diluted earnings per share calculation due to their antidilutive effect.”
Note 14. Warranties, Guarantees, Commitments and Contingencies. Page 66

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48.	Please address the comments below related to note 14 in your Item 3 disclosure as well.

In future filings, the Company will revise its disclosure in NOTE. 14 Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements and references thereto from ITEM 3. Legal Proceedings, unless otherwise noted.

49.	Your disclosure regarding the investigations by the French Competition Council indicates that the outcome of these investigations could be material to your operating results. Please expand your disclosure to include your conclusion and the related assumptions used to determine your conclusion based on the guidance in paragraphs 3 and 8-10 of SFAS 5 relating to this matter.

In future filings the Company will amend paragraphs 7, 8 and 9 of NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements as follows to reflect the facts and circumstances of each matter as of the filing date. The following summarizes the disclosures from the Company’s Form 10-Q for the quarter ended June 30, 2005:
     As previously reported, in November 2004 the Company was contacted by the European Commission as part of an industry-wide investigation into alleged infringement of European Union competition regulations relating to the distribution of bath and kitchen fixtures and fittings in certain European countries. Because the investigation is in its early stages, and the Company has not been accused of any wrong doing, the Company is unable to reasonably estimate the loss or range of loss that may result from the investigation. However, the Company believes that the resolution of this matter will not have a material adverse affect on the financial condition or liquidity of the Company.
     On February 23, 2005, the Company received a grand jury subpoena from the Antitrust Division of the U.S. Department of Justice seeking information primarily related to the sale and marketing of bathroom fittings by its European affiliates from January 1997 to the present. Also, in February 2005, the Company was named as a defendant in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania and in various state courts in the State of California alleging that the Company and certain of its competitors conspired to fix prices for fittings and fixtures in the U.S. The federal cases were thereafter consolidated, and in June 2005 an amended complaint was filed in the federal actions alleging that the Company conspired to fix prices for fixtures in the U.S. The amended complaint deletes reference to fittings and identifies a somewhat different group of alleged co-conspirator co-defendants. The Company is cooperating fully with the Justice Department investigation and is vigorously defending itself against these civil lawsuits.

July 29, 2005

     On February 16, 2005, the French Competition Council issued a statement of objections (“notification de griefs”) addressed to more than 100 separate enterprises, including a Bath and Kitchen subsidiary of the Company, and to various trade associations and purchasing organizations active in the sanitary, heating, air-conditioning and canalization equipment and installation sectors. The addressees of the statement of objections are alleged to have restricted the distribution of products to large “do-it-yourself” retailers and to small installer cooperatives in France in the period 1993 through 1998 in violation of the French and European Union competition regulations. The Company is cooperating fully with this investigation.
     While the Company cannot predict the outcome of these matters with certainty, the Company believes that the resolution of the Justice Department and French Competition Council investigations and the civil lawsuits against the Bath and Kitchen business referenced above will not, individually or in the aggregate, have a material adverse effect on the financial condition, results of operations or liquidity of the Company.
50.	You disclosed that you historically recorded liabilities for only claims that had been filed. You further disclose that due to the stabilization in the rates at which new claims are filed and your added experience you can now reasonably estimate the liability. Please disclose the facts and circumstances that changed your assessment regarding your ability to reasonably estimate the liability.

The Company supplementally advises the Staff that it believes its current disclosures adequately address the facts and circumstances that led to our ability to reasonably estimate the liability. However, upon your request, the Company has provided supplemental information on Confidential Supplement A under separate cover in paper form in order for you to consider the response further. The information included on Confidential Supplement A is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement A, the Company has requested confidential treatment for Confidential Supplement A pursuant to 17 C.F.R. §200.83.

51.	Your disclosure indicates that HR&A calculated a total estimated liability associated with the asbestos claims through 2055. Please provide us with your analysis related to your asbestos liability activity for each of the balance sheet dates for the next five years. In addition, please tell us how you determined that

July 29, 2005

the claims you have accrued through 2055 meet the probable and reasonably estimable criteria in paragraph 8 of SFAS 5.

The Company has provided supplemental information regarding its internal projected balance sheet analysis of the asbestos liability over the next five years under separate cover in paper form on Confidential Supplement B. The information included on Confidential Supplement B is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement B, the Company has requested confidential treatment for Confidential Supplement B pursuant to 17 C.F.R. §200.83.

52.	You disclosed that you recorded a $309 million receivable for probable asbestos-related insurance recoveries. You later disclosed that you are in litigation with certain carriers whose policies you believe provide coverage for pending claims and that these carriers are challenging your right to recovery. Please expand your disclosure to clarify whether the recovery amounts in dispute with these carriers are included in the $309 million receivable you recorded. If these disputed amounts are included in the $309 million receivable recorded, please tell us the facts and circumstances and the accounting guidance you considered in reaching your conclusion. In addition, please expand your disclosure to include the total amount of recoveries you have received from your insurance carriers and the amount you have settled with insurance carriers, but have not received relating to asbestos-related claims. You also disclosed settlements total $51 million as of December 31, 2004. Please clarify if this is net of insurance recoveries.

In response to the Staff’s request to expand disclosure to clarify whether recovery amounts in dispute are included in the receivable recorded, the Company supplementally advises the Staff that, as indicated in paragraph 17 of NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements, such recovery amounts are included in the receivable recorded. In future filings, the Company will enhance this disclosure as provided below, updating from time to time to reflect circumstances as of future filing dates:

“In April 1999, the Company filed an action in the Superior Court of New Jersey, Middlesex County, against various of its primary and lower layer excess insurance carriers seeking coverage for environmental claims (the “NJ Litigation”). The NJ Litigation was later expanded to also seek coverage for asbestos related liabilities from twenty-one primary and lower layer excess carriers and syndicates. As of June 30, 2005, approximately $292 million of the Company’s recorded asbestos receivable is with insurance carriers subject to the NJ litigation.”

In response to the Staff’s request to explain the facts and circumstances and the accounting guidance considered by the Company in recording the receivables subject to dispute, the Company supplementally advises the Staff that the $309 million receivable referred to in the Staff’s comment letter is the amount of the increase to the Company’s asbestos receivable, which was recorded in the fourth quarter of 2004 concurrently with a one-time asbestos indemnity charge taken in the same period. As of December 31, 2004, the Company’s total recorded receivable for asbestos-related recoveries was $406 million and at June 30, 2005 it was $396 million. This represents amounts due to the Company for previously settled and paid claims and probable reimbursements relating to its estimated liability for pending and future claims. As noted above, approximately $292 million of this receivable is with insurance carriers subject to the NJ Litigation. In deciding whether to record this portion of the receivable, the Company considered the guidance in Staff Accounting Bulletin No. 92 – “Accounting and Disclosure Relating to Loss Contingencies” and Statement of Accounting Principle 96-1 – “Environmental Remediation Liabilities.” The Company believes the total amount recorded is probable of recovery based on a review and analysis of the Company’s insurance policies, the coverage provided thereunder and the applicable law. The Company also relied upon historical trends in its and other insured parties’ settlements with insurers including settlements in favor of the Company that, to date, total well over $100 million, solvency risk with respect to the Company’s insurance carriers and the likelihood of achieving a settlement with some or all of the insurers.

In response to the Staff’s request to expand disclosure to include the total amount of recoveries from insurance carriers and the amounts settled with insurance carriers, but have not received, the Company advises the Staff that in future filings the Company will add the following discussion, updated as appropriate, in NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements:

“As of June 30, 2005, the total amount of recoveries from insurance carriers, including amounts paid directly by them on behalf of the Company, was $94.7 million and the amounts settled with insurance carriers but not yet received was $71.3 million.”

In response to the Staff’s request to clarify whether settlement amounts are net of insurance recoveries, the Company supplementally advises the Staff that the total settlement amount of $51 million includes settlements paid by the Company and its insurance carriers. In future filings, the Company will add the following discussion in the twenty-fourth paragraph of NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements:

“From receipt of its first asbestos claim more than twenty years ago to December 31, 2004, the Company has resolved 25,389 claims. The total amount of all settlements paid by the Company and its insurance carriers is approximately $51 million, for an average payment per claim of $2,003.”

July 29, 2005

related insurance recoveries. This represents amounts due to the Company for previously settled and paid claims and probable reimbursements relating to its estimated liability for pending and future claims. The Company’s estimated recovery includes the policies of certain carriers who are challenging the Company’s right to recovery. In deciding whether to record the disputed portion of the insurance recovery receivable, the Company considered the guidance in Staff Accounting Bulletin No. 92 — “Accounting and Disclosure Relating to Loss Contingencies” and Statement of Accounting Principle 96-1 — “Environmental Remediation Liabilities.” The Company believes the amount recorded is probable of recovery based on the following: a review and analysis of the Company’s insurance policies and the coverage provided thereunder, the applicable law, historical trends in its and other insured parties’ settlements with insurers including settlements in favor of the Company that, to date, total well over $100 million, and the likelihood of achieving a settlement with some or all of the insurers.

In response to the Staff’s request to expand disclosure to include the total amount of recoveries from insurance carriers and the amounts settled with insurance carriers, but have not received, the Company believes such additional disclosure is neither required nor helpful to investors.

In response to the Staff’s request to clarify whether settlement amounts are net of insurance recoveries, the Company supplementally advises the Staff that the total settlement amount of $51 million includes settlements paid by the Company and its insurance carriers. In future filings, the Company will add the following discussion in the twenty-fourth paragraph of NOTE 14. Warranties, Guarantees, Commitments and Contingencies of Notes to Financial Statements:

“From receipt of its first asbestos claim more than twenty years ago to December 31, 2004, the Company has resolved 25,389 claims. The total amount of all settlements paid by the Company and its insurance carriers is approximately $51 million, for an average payment per claim of $1,998.”

53.	You disclosed the average payment per claim for settlements made was $2,003. Please expand your disclosure to include the average settlement amount for cases closed in each period presented.
     The Company has provided supplemental information regarding its average settlement amount for cases closed under separate cover in paper form on Confidential Supplement C. The information included on Confidential

July 29, 2005

Supplement C is confidential and is being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended, and therefore we respectfully request that this information be returned to the Company when the Staff is finished reviewing it. In the event that the Staff determines not to return Confidential Supplement C, the Company has requested confidential treatment for Confidential Supplement C pursuant to 17 C.F.R. §200.83.
Note 15. Segments, page 71
54.	If significant, please expand your disclosure to separately disclose sales derived from services from those derived from product sales. Refer to paragraph 37 of SFAS 131.

The Company supplementally advises the Staff that it does not believe service revenues are significant based on the analysis performed in response to Comment 40 above.

55.	Please expand your disclosure to discuss the types of expenses you include in corporate and other expenses line item for each period presented.

In future filings the Company will add the following information to the end of NOTE 15. Segments of Notes to Financial Statements:
     “Corporate and other expenses are comprised of corporate functional spending, minority interest expense and other corporate expenses. Corporate functional spending includes salaries, fringe benefits and professional fees associated with corporate functions such as human resources, finance, information technology, legal and government affairs. Other corporate expenses include costs associated with incentive compensation related to the corporate functions listed above, asbestos litigation costs, losses on sales of receivables associated with our receivable securitization programs (See Note 8 of Notes to Financial Statements), pension and post-retirement benefit costs related to the corporate functions listed above and related accretion expense (See Note 6 of Notes to Financial Statements), non-operating foreign exchange gains/losses and other miscellaneous corporate related expenses.”
Item 9A. Controls and Procedures, page 84
56.	In future filings, please revise your disclosure regarding management’s conclusion regarding the effectiveness of your disclosure controls to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is accumulated and communicated

July 29, 2005

to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In future filings, the Company will add the following information to the end of the second sentence of Item 9A. Controls and Procedures:
     “, and (ii) is accumulated and communicated to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”
FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2005
Comments applicable to your overall filing
57.	Please address the comments above in your interim Forms 10-Q as well.

As mentioned in response to Comment 33, to the extent a comment above requests additions or revisions to the disclosure in the Company’s periodic reports, the Company has included such information in its response and will include such information in future filings, unless otherwise noted. The Company supplementally advises the Staff that, unless otherwise noted, it sought to conform the disclosure in its recently filed Form 10-Q for the quarter ended June 30, 2005 to reflect the Staff’s comments above.
***
     We hope that the foregoing is responsive to the Comment Letter. Should you have any questions or comments concerning the foregoing, please do not hesitate to contact Neal J. White at 312.984.7579, David A. Cifrino at 617.535.4034, or me at 202.756.8161 if you have any questions about this letter.
Sincerely,
Thomas P. Conaghan

July 29, 2005

Appendix A
July 29, 2005
VIA EDGAR AND HAND DELIVERY
Tamara Brightwell, Esq.
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form S-4 Registration Statement Filed on May 12, 2005 (the “Registration Statement”) by American Standard Inc., American Standard Companies Inc. and American Standard International Inc. (the “Registrants”)
Dear Ms. Brightwell:
The following supplemental letter (the “Supplemental Letter”) is being provided by American Standard Companies Inc. (the “Company”) on behalf of the Registrants to the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in response to Comment No. 2 included in the June 10, 2005 Comment Letter relating to the Registration Statement. Any terms not specifically defined in this Supplemental Letter shall have the meanings given to such terms in the Registration Statement.
The Company represents to the Staff that the Company is registering the exchange notes in reliance on the Staff’s position in Exxon Capital Holdings Corporation (SEC No-Action Letter dated April 13, 1989), Morgan Stanley & Co. Incorporated (SEC No-Action Letter dated June 5, 1991) and Shearman and Sterling (SEC No-Action Letter dated July 2, 1993).
The Company further represents to the Staff that (i) it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer and, (ii) to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. In this regard, the Company has included disclosure in both the exchange offer prospectus and the transmittal materials distributed in the exchange offer designed to make each person participating in the exchange offer aware that any noteholder using the exchange offer to participate in a distribution of the exchange notes to be acquired in the exchange offer (i) could not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation or its progeny, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with any

July 29, 2005

secondary resale transaction. The Company acknowledges that any such secondary resale transactions should be covered by an effective resale registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.
The Company further represents to the Staff that it has included in its transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a representation to the effect that by accepting the exchange offer, the exchange offeree represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes.
The Company will commence the exchange offer for the outstanding notes only when the Registration Statement is declared effective by the U.S. Securities and Exchange Commission. The exchange offer would remain in effect for a limited time and would not require the Company to maintain an “evergreen” registration statement.
The exchange offer will be conducted in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.
The Company will make each person participating in the exchange offer aware, through the prospectus and the transmittal materials, that any broker-dealer who holds outstanding notes acquired for its own account as a result of market-making activities or other trading activities, and who received exchange notes in exchange for such outstanding notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with the resale of such exchange notes.
The Company has included in the transmittal materials to be executed by each exchange offeree in order to participate in the exchange offer a condition that, if the exchange offeree is a broker-dealer holding outstanding notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended in connection with any resale of the exchange notes received in respect of such outstanding notes pursuant to the exchange offer.
Sincerely,
Mary Beth Gustafsson
Senior Vice President, General Counsel
and Secretary

July 29, 2005

Appendix B
Response to Comment No. 37
Form of MD&A for Future Filings
(Highlighted Language Denotes Changes to Disclosure to Respond to Staff Comments)
Overview
     American Standard has three business segments: Air Conditioning Systems and Services, Bath and Kitchen and Vehicle Control Systems. The Company achieved record sales and segment income for the full year of 2004. Sales were $9.509 billion, up 11% from $8.568 billion a year ago and segment income was $984.3 million up 18% from a year ago. Earnings were $1.42 per diluted share, down 22% from $1.83 per diluted share a year ago. The Company generated $764.7 million in net cash provided by operating activities and reduced debt by $171 million to $1.508 billion. Management believes that the Company’s sales growth outperformed or was in line with most of its markets in 2004, with all segments contributing to the gain. The 18% increase in Segment Income in 2004 as compared with 2003, was driven primarily by a 41% increase in Bath and Kitchen and a 31% increase in Vehicle Control Systems. Improved volume contributed $137 million to segment income in 2004, while mix contributed $41 million. The Company realized $104 million of additional segment income in 2004 related to the Company’s Materials Management and Six Sigma initiatives and benefits from 2003 job eliminations saved the Company approximately $30 million during 2004. Segment income was also favorably impacted by the effects of foreign exchange and price improvements in Bath and Kitchen. Partially offsetting these gains were commodity cost escalations that adversely impacted segment income by $98 million, and incremental investments in new products and marketing of $61 million in 2004. 2004 segment income included $46.1 million ($31.8 million net of a $14.3 million tax benefit, or $.15 per diluted share) of operational consolidation expenses, primarily for the elimination of 1,694 jobs as compared with 2003 which included expenses of $38.9 million ($27.3 million net of an $11.6 million tax benefit, or $.12 per diluted share) for the elimination of 870 jobs as a result of streamlining actions initiated in the fourth quarter of 2003. The 2004 actions are expected to result in approximately $30 million of savings in 2005. Additionally, the Company expects to incur approximately $200 million in higher raw material commodity costs in 2005. These costs are expected to be significantly offset by savings from our Materials Management initiative. The reason for the decline in earnings per diluted share in 2004 as compared with 2003, was a charge of $307 million ($188 million net of a $119 million tax benefit, or $.85 per diluted share) covering estimated net payments for pending and future asbestos-related claims, which was recorded in the fourth quarter. For a detailed description of the asbestos indemnity charge, see Item 3. Legal Proceedings. The income tax provision for 2004 included a

July 29, 2005

$39.2 million tax benefit ($.18 per diluted share) from the following items: $18.5 million from the resolution of tax audits, $18 million related to a reduction in withholding tax liabilities arising from a decision to not distribute the earnings of certain foreign subsidiaries and $2.7 million related to the benefit recognized on other tax items. The combined effect of the $39.2 million tax benefits that occurred in 2004, the $119 million tax benefit related to the asbestos indemnity charge, together with other ongoing tax planning activities, reduced the effective income tax rate to 13.6% for the year. Without the $39.2 million of tax benefits discussed above and the asbestos indemnity charge and the related tax benefit, the tax rate for 2004 would have been 31%.
Results of Operations for 2004 Compared with 2003
and 2003 Compared with 2002
     Consolidated sales for 2004 were $9.509 billion, an increase of $941 million or 11% (7% excluding favorable foreign exchange translation effects), from $8.568 billion in 2003. Sales increased 7% for Air Conditioning Systems and Services, 9% for Bath and Kitchen and 27% for Vehicle Control Systems.
     Segment income for 2004 was $984.3 million, an increase of $146.6 million, or 18% (14% excluding favorable foreign exchange translation effects), from $837.7 million in 2003. Segment income increased 7% for Air Conditioning Systems and Services, 41% for Bath and Kitchen and 31% for Vehicle Control Systems. Segment income for 2004 included $46.1 million of operational consolidation expenses, primarily for the elimination of 1,694 jobs, comprised of $7.7 million for Air Conditioning Systems and Services, $33.0 million for Bath and Kitchen and $5.4 million for Vehicle Control Systems. Segment income for 2003 included $38.9 million of expense for the elimination of 870 jobs, comprised of $8.4 million for Air Conditioning Systems and Services, $20.8 million for Bath and Kitchen and $9.7 million for Vehicle Control Systems.
     Consolidated sales for 2003 were $8.568 billion, an increase of $773 million, or 10% (5% excluding favorable foreign exchange translation effects), from $7.795 billion in 2002. Sales increased 5% for Air Conditioning Systems and Services, 12% for Bath and Kitchen and 28% for Vehicle Control Systems.
     Segment income for 2003 was $837.7 million, an increase of $7 million, or 1% (a decrease of 4% excluding favorable foreign exchange translation effects), from $830.8 million in 2002. Segment income increased 27% for Vehicle Control Systems, but decreased 3% for Air Conditioning Systems and Services and 10% for Bath and Kitchen. Segment income for 2003 included $38.9 million of expense for the elimination of 870 jobs, comprised of

July 29, 2005

$8.4 million for Air Conditioning Systems and Services, $20.8 million for Bath and Kitchen and $9.7 million for Vehicle Control Systems.
     Following are tables showing the percentage of total sales and segment income for each of the Company’s business segments and the geographic distribution of sales and segment income.

Segment Percentages of Sales				Geographic Distribution of Sales
	2004	2003	2002		2004	2003	2002
Air Conditioning Systems and Services	56%	58%	61%	United States	50%	53%	57%
Bath and Kitchen	26%	26%	26%	Europe	33%	31%	28%
Vehicle Control Systems	18%	16%	13%	Other	17%	16%	15%

	100%	100%	100%		100%	100%	100%

Segment Percentages of Segment Income				Geographic Distribution of Segment Income
	2004	2003	2002		2004	2003	2002
Air Conditioning Systems and Services	56%	62%	65%	United States	49%	53%	67%
Bath and Kitchen	20%	17%	18%	Europe	33%	30%	23%
Vehicle Control Systems	24%	21%	17%	Other	18%	17%	10%

	100%	100%	100%		100%	100%	100%

Results of Operations by Business Segment
Air Conditioning Systems and Services Segment

	Year Ended December 31,
(Dollars in millions)	2004	2003	2002

Sales	$5,345.5	$4,974.6	$4,743.9
Segment income	$556.1	$521.6	$537.4
     In 2004, sales of Air Conditioning Systems and Services increased 7% (6% excluding favorable foreign exchange translation effects).

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     Following is an analysis of changes in sales, segment income and operating margin from 2003 to 2004 showing the effect of foreign exchange translation.

		Year Ended December 31, 2004
					Excluding foreign
					exchange translation
			Percentage		2004	Percentage
	2003	2004	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$4,974.6	$5,345.5	7%		$5,288.9	6%

Segment income	$521.6	$556.1	7%		$554.1	6%

Segment operating margin	10.5%	10.4%	-0.1	pts.	10.5%	0.0	pts.
Distribution of Air Conditioning Sales
  by Market and Geography

	2004	2003	2002
Commercial	72%	73%	74%
Residential	28%	27%	26%

	100%	100%	100%

Replacement, Renovation and Repair	58%	57%	60%
Commercial New Construction	32%	34%	32%
Residential New Construction	10%	9%	8%

	100%	100%	100%

U.S.	73%	75%	77%
Asia	10%	10%	9%
Europe	8%	7%	7%
Other	9%	8%	7%

	100%	100%	100%

     The sales gain in 2004 was led by an 11% increase in residential air conditioning sales in the U.S., and a 13% (9% excluding favorable foreign exchange translation effects) increase in international commercial equipment sales. Sales in commercial parts, services and solutions were up 8% (6% excluding favorable foreign exchange translation effects), sales in North American unitary were up 5%, in line with North American unitary equipment markets and sales in North American applied equipment were down 6%. The

July 29, 2005

commercial equipment market in the U.S. was up an estimated 4% in 2004 (based upon preliminary Air-Conditioning & Refrigeration Institute (“ARI”) data for commercial unitary markets and our own estimates for applied markets), following drops of 5% in 2003 and 11% in 2002. 2004 marks the first year that the commercial equipment markets have increased since 2000. The North American unitary equipment market was up an estimated 5% and the North American applied equipment market was up an estimated 3% for the year. The increasing demand for unitary products in the U.S. has led to better pricing. The Company announced commercial equipment price increases of 2-3% in the second quarter of 2004 and additional price increases of 3-5% in the fourth quarter of 2004. International sales were led by strong sales in Latin America and Asia. Commercial Equipment markets in Europe and the Middle East continue to improve slowly, while Asia Pacific markets overall remain strong. Sales in China were stronger in the fourth quarter of 2004 than in the first three quarters. Equipment prices outside of the U.S. were down modestly for the year as markets continued to be more competitive.
     Sales of our U.S. residential products increased 11% in 2004 as compared with 2003. The residential unitary markets were up an estimated 9% in 2004 based upon data published by ARI. Residential sales benefited from a strong demand for replacement units and a shift in demand towards high-efficiency units. Our strong position in the premium, high efficiency residential market was evidenced by an increase in sales of new, higher efficiency models. We implemented a price increase of up to 5%, effective December 1, 2004 following a 3% increase in the second quarter. Additionally, we strengthened our residential distribution as we continued to upgrade our current dealer network and sign new dealers. Our market share in the residential unitary market was essentially flat in 2004 as compared with 2003. Inventory levels at our distributors at the end of 2004 are slightly higher than they have been the past few years.
     Segment income of Air Conditioning Systems and Services in 2004 increased 7% (6% excluding favorable foreign exchange translation effects) to $556.1 million from $521.6 million in 2003. Increases in volume and improved mix across Air Conditioning Systems and Services resulted in approximately $99 million more in segment income during 2004. Productivity initiatives during 2004 contributed to approximately $31 million of savings in segment income during 2004. The higher volume, improved mix and productivity savings were offset by higher commodity metal prices, which adversely impacted segment income by approximately $83 million, incremental investments in new products and technologies of $32 million and cost escalations which unfavorably impacted segment income by $57 million. Overall margins decreased from 10.5% in 2003 to 10.4% in 2004. Segment income for 2004 included $7.7 million of operational consolidation expenses, primarily from the elimination of 205 jobs. Segment income for 2003 included $8.4 million of job elimination costs.

July 29, 2005

     Following is an analysis of changes in sales, segment income and operating margin from 2002 to 2003 showing the effect of foreign exchange translation.

		Year Ended December 31, 2003
					Excluding foreign
					exchange translation
			Percentage		2003	Percentage
	2002	2003	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$4,743.9	$4,974.6	5%		$4,899.7	3%

Segment income	$537.4	$521.6	-3%		$517.8	-4%

Segment operating margin	11.3%	10.5%	-0.8	pts.	10.6%	-0.7	pts.
     The sales gain in 2003 was led by a 10% increase in residential air conditioning sales in the U.S., and an 8% increase in commercial parts, service and solutions sales. Those increases were partly offset by lower sales in the North American and European applied equipment markets. In our commercial air conditioning business, sales performance was in line with the equipment markets on a global basis. Commercial equipment sales, which account for approximately 45% of the air conditioning segment sales, continued to feel the effects of a difficult economic environment and were flat year over year (down 2% excluding favorable foreign exchange translation effects). Commercial applied equipment sales decreased 3% and commercial unitary equipment sales decreased 1% on an exchange-adjusted basis, with the unitary business achieving sales gains in the second half of the year. The commercial equipment market in the U.S. was down an estimated 5% in 2003 (based upon ARI data), following drops of 11% in 2002 and 8% in 2001. This represents a cumulative decline of 22% since 2000. Customers continued to defer replacement of equipment, which accounted for about 57% of our equipment sales, and we estimate that non-residential construction activity in the U.S. declined approximately 4% year-over-year. Overall, we believe our share remained stable in these commercial markets, which, were weak, and price competitive. Sales of parts, services and solutions continued to grow, with double-digit growth rates outside the U.S. and 4% growth domestically. Sales of parts and solutions were strongest, as customers have less discretion to defer those types of purchases, with lower growth in routine services, where customers have more flexibility to defer spending. Sales outside the U.S., which are substantially commercial, grew 13% (7% excluding favorable foreign exchange translation effects), led by strong growth in Asia.

July 29, 2005

     We outperformed the domestic residential unitary market, which was up 2% for 2003 compared with 2002, based upon data published by ARI. In addition, the furnace market was up an estimated 2%. Residential sales benefited from strong demand for replacement units and a shift in demand towards high-efficiency units. Our strong position in the premium, high-efficiency market was evidenced by a substantial sales increase of new higher-efficiency models. Sales of our high-efficiency furnaces were up approximately 20% for 2003 compared with the prior year. We also saw growth in our marketing arrangement with Home Depot through which certain residential central heating and air conditioning systems are offered. The Company’s market share for residential products increased slightly more than one-half percentage point year-over-year, aided by the successful introduction of new products.
     Segment income of Air Conditioning Systems and Services in 2003 decreased 3% (4% excluding favorable foreign exchange translation effects) to $521.6 million from $537.4 million in 2002. The decrease was attributable primarily to lower volume, price, and unfavorable mix in applied and unitary products in the commercial equipment business. Additionally, segment income for 2003 included $8.4 million of expense for the elimination of 234 jobs primarily in the U.S. The declines mentioned above were partly offset by improved results in the residential business, from higher volumes and a favorable shift in customer demand to higher-capacity, higher-efficiency products with higher margins, and growth in commercial parts, service and solutions. Operating results also improved in all international operations, where segment income almost doubled. The positive impact of Materials Management and Six Sigma productivity initiatives offset cost escalations and investments in new product initiatives. Overall margins decreased from 11.3% in 2002 to 10.5% in 2003.
     BACKLOG—The worldwide backlog for Air Conditioning Systems and Services as of December 31, 2004, was $663 million, an increase of 15% (13% excluding favorable foreign exchange translation effects) from December 31, 2003. This increase primarily reflected an increase in commercial equipment markets in North America. Backlog is not necessarily predictive of future business as it relates only to some of our products and services. We expect markets to be up slightly in 2005.

July 29, 2005

Bath and Kitchen Segment

	Year Ended December 31,
(Dollars in millions)	2004	2003	2002

Sales	$2,439.5	$2,234.8	$1,994.4
Segment income	$196.9	$139.5	$154.7
     Following is an analysis of changes in sales, segment income and operating margin from 2003 to 2004 showing the effect of foreign exchange translation.

		Year Ended December 31, 2004
					Excluding foreign
					exchange translation
			Percentage		2004	Percentage
	2003	2004	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$2,234.8	$2,439.5	9%		$2,317.2	4%

Segment income	$139.5	$196.9	41%		$187.8	35%

Segment operating margin	6.2%	8.1%	1.9	pts.	8.1%	1.9	pts.

July 29, 2005

Distribution of Bath and Kitchen Sales
      by Market and Geography

	2004	2003	2002
Residential	79%	80%	78%
Commercial	21%	20%	22%

	100%	100%	100%

Replacement, Renovation and Repair	59%	60%	62%
Residential New Construction	26%	26%	24%
Commercial New Construction	15%	14%	14%

	100%	100%	100%

Europe	53%	50%	47%
U.S.	34%	34%	38%
Other	13%	16%	15%

	100%	100%	100%

     Sales by Bath and Kitchen were $2.440 billion in 2004, an increase of 9% (4% excluding favorable foreign exchange translation effects), from $2.235 billion in 2003. Sales in the Americas increased 5% (with little effect from foreign exchange translation), which came on top of 4% growth in 2003 (3% excluding favorable foreign exchange translation effects). Sales in 2004 benefited from sales of our Champion toilet, expanded marketing and promotional efforts and continued growth in the remodeling market in the U.S. Champion is having a positive impact on sales and margins in both wholesale and retail channels in the U.S. Both Home Depot and Lowe’s featured the Champion product line in circulars, magazines and promotions and we continue to feature Champion in television advertisements and public relations programs. We believe these programs not only benefit the Champion product line, but also help create awareness and interest in all American Standard products. Sales in the retail channel continue to grow, benefiting from our expanded luxury product offerings. In Europe, where our business is larger and our margin structure is better, sales increased 12% (2% excluding favorable foreign exchange translation effects In Europe, where economic growth is slow, we continued to strengthen our market positions. We launched new suites and faucets and we introduced new products for the showering and wellness markets, which are the fastest growing segments in Europe. New product suites and offerings in Europe and the Americas contributed approximately $549.1 million to sales for the year ended 2004. Additionally, we continued to strengthen our position in Eastern Europe. In Asia, sales increased 11% (10% excluding favorable foreign exchange translation effects), off a small but growing base. The new residential market in China grew at a slower pace in 2004, and our sales were essentially in line with the market. We continued to work on the development of several new products, product extensions and technologies and increased our investments in marketing and brand programs.

July 29, 2005

     Segment income of Bath and Kitchen was $196.9 million for 2004, an increase of 41% (35% excluding favorable foreign exchange translation effects) from $139.5 million for 2003. Operating margin was 8.1%, up from 6.2% in 2003. Segment income and margins for 2004 benefited from volume and price increases of $19 million and mix improvement of $13 million. In addition, job elimination programs resulted in savings of approximately $21 million during 2004. We continued to decrease costs and improve productivity through Materials Management and Six Sigma initiatives. These programs translated into $39 million of savings in segment income during 2004. We continued to invest in new products with better performance features, new suite introductions, and our “total bathroom” strategy. Incremental investments in new products, product suites and new technologies were approximately $19 million in 2004.Segment income in 2004 included $33 million of operational consolidation expenses for the closure of two facilities and the elimination of 1,338 jobs in the Americas, Europe and Asia. Segment income in 2003 included $20.8 million of expense for the elimination of 526 jobs in the Americas and Europe. Excluding the $33 million of operational consolidation expenses in 2004, the $20.8 million of job elimination expenses in 2003 and foreign exchange translation effects, operating margin would have been up 240 basis points for 2004 as compared to 2003.
     Following is an analysis of changes in sales, segment income and operating margin from 2002 to 2003 showing the effect of foreign exchange translation.

July 29, 2005

		Year Ended December 31, 2003
					Excluding foreign
					exchange translation
			Percentage		2003	Percentage
	2002	2003	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$1,994.4	$2,234.8	12%		$2,080.0	4%

Segment income	$154.7	$139.5	-10%		$126.3	-18%

Segment operating margin	7.8%	6.2%	-1.6	pts.	6.1%	-1.7	pts.
     Sales by Bath and Kitchen were $2.235 billion in 2003, an increase of 12% (4% excluding favorable foreign exchange translation effects), from $1.994 billion in 2002. Sales of $25 million from a small acquisition in Europe completed in the first quarter of 2003 represented one percentage point of that gain. Sales in the Americas increased 4% (3% excluding favorable foreign exchange translation effects), which came on top of 14% growth in 2002 (with little effect from foreign exchange translation) when sales were helped by the expansion of our jetted-tub program at Home Depot. Sales in 2003 benefited from our expanded faucet business and the continued success of our “total bathroom” concept in the retail channel, selling integrated suites of products. Examples of these are the Standard Collection at Home Depot, introduced in 2002, and the Sottini suites, introduced near the end of 2002 at Lowe’s, both of which continued to experience good sales growth. In the wholesale channel, sales of luxury faucets increased significantly for the year and contributed to margin expansion. The Champion toilet, with America’s Best™ Flushing System, established strong presence and achieved good distribution in the wholesale channel in the last half of 2003 at product margins that were better than the category average. Champion had a positive impact on sales and margins in both wholesale and retail channels in the U.S. In Europe, where our business is larger and our margin structure is better, sales increased 20% (4% excluding favorable foreign exchange translation effects). Approximately half of that increase came from a small acquisition we made in the first quarter of 2003, and half from volume increases in markets that we estimate were flat overall, year-over-year. We continued to reinforce our strong market positions across Europe. In the fourth quarter of 2003, we launched new suites, advertising and promotional campaigns in France, Italy, the U.K. and Eastern Europe. In Asia, sales increased 14% (11% excluding favorable foreign exchange translation effects), off a small but growing base. The new residential market continues to be strong in China, and our sales significantly outgrew the market, driven by promotional activities surrounding our suites and the refurbishment of retail outlets. Sales in Korea and Thailand also increased strongly in 2003, resulting from successful new suite introductions.

July 29, 2005

     Segment income of Bath and Kitchen was $139.5 million for 2003, a decrease of 10% (18% excluding favorable foreign exchange translation effects) from $154.7 million for 2002. Operating margin was 6.2%, down from 7.8% in 2002. Segment income in 2003 included $20.8 million of expense for the elimination of 526 jobs in the Americas and Europe. Segment income and margins for 2003 benefited from volume increases and from fixing the operational issues that adversely affected our results in 2002. Those benefits were more than offset by continued investment in new products with better performance features, new suite introductions, and our “total bathroom” strategy, unfavorable pricing overall and an unfavorable sales mix of lower-margin fittings products. We continued to decrease costs and improve productivity through Materials Management and Six Sigma initiatives that offset cost escalations.
     BACKLOG—Backlog is not an important indicator of future business in the plumbing industry, which typically has a short cycle between customer order and shipment.

July 29, 2005

Vehicle Control Systems Segment

	Year Ended December 31,
(Dollars in millions)	2004	2003	2002

Sales	$1,723.8	$1,358.2	$1,057.1
Segment income	$231.3	$176.6	$138.7
     Following is an analysis of changes in sales, segment income and operating margin from 2003 to 2004 showing the effect of foreign exchange translation.

		Year Ended December 31, 2004
					Excluding foreign
					exchange translation
			Percentage		2004	Percentage
	2003	2004	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$1,358.2	$1,723.8	27%		$1,579.7	16%

Segment income	$176.6	$231.3	31%		$211.2	20%

Segment operating margin	13.0%	13.4%	0.4	pts.	13.4%	0.4	pts.
Distribution of Vehicle Control Systems Sales
     by Market and Geography

	2004	2003	2002
OEM Conventional	35%	40%	39%
Electronic	45%	36%	36%
Aftermarket	20%	24%	25%

	100%	100%	100%

Europe	78%	78%	78%
U.S.	11%	11%	11%
Other	11%	11%	11%

	100%	100%	100%

     Vehicle Control Systems’ sales for 2004 were $1.724 billion, an increase of 27% (16% excluding favorable foreign exchange translation effects), from $1.358 billion in 2003. The increase, exclusive of foreign exchange translation effects, was attributable primarily to increased bus and truck production, expanded content per vehicle, including new applications, continued globalization of our technology and strong growth in our aftermarket business. We had strong performance in truck and bus brake control systems, transmission control systems,

July 29, 2005

and compressors. New products accounted for approximately $132 million of sales for the year ended 2004. Sales in Europe, our largest market, increased 26% (14% excluding favorable foreign exchange translation effects) in 2004. Original equipment sales exceeded the European truck and bus market, which increased an estimated 17%. Sales increased 36% in North America, slightly outperforming a market that increased an estimated 34%. In Asia and Latin America, our sales also outperformed truck and bus markets in the year. Our sales continued to grow in line with or outpace the heavy vehicle manufacturing markets through sales of our new control systems, expanding penetration on other vehicle platforms, new applications with existing customers, and geographic expansion in Asia.
     Segment income in 2004 increased 31% (20% excluding favorable foreign exchange translation effects) to $231.3 million from $176.6 million in 2003. Segment operating margin was 13.4%, up from 13.0% in 2003. Segment income in 2004 included $5.4 million of operational consolidation expenses related to the transfer of production from a facility in Europe to a lower-cost facility and the associated elimination of 135 jobs. Higher volumes in 2004 contributed $70 million to segment income. In addition, Materials Management and Six Sigma initiatives resulted in $46 million of incremental savings in 2004, which offset incremental investments in new products and technologies of $9 million. Additionally, we settled a warranty issue with one of our customers in the second quarter of 2004 that caused us to recognize an additional $14 million of warranty expense. Segment income in 2003 included $9.7 million of expense for the elimination of 110 jobs in Europe.
     Following is an analysis of changes in sales, segment income and operating margin from 2002 to 2003 showing the effect of foreign exchange translation.

		Year Ended December 31, 2003
					Excluding foreign
					exchange translation
			Percentage		2003	Percentage
	2002	2003	Change		Adjusted	Change
(Dollars in millions)	Reported	Reported	Reported		Amount	Adjusted

Segment sales	$1,057.1	$1,358.2	28%		$1,167.7	10%

Segment income	$138.7	$176.6	27%		$150.4	8%

Segment operating margin	13.1%	13.0%	-0.1	pts.	12.9%	-0.2	pts.
     Vehicle Control Systems’ sales for 2003 were $1.358 billion, an increase of 28% (10% excluding favorable foreign exchange translation effects), from

July 29, 2005

$1.057 billion in 2002. The increase was attributable primarily to increased content per vehicle, including new applications, and continued globalization of our technology. We had strong performance in truck and bus brake control systems and transmission control systems, and in air suspension systems for luxury cars and sport utility vehicles. Sales in Europe, our largest market increased 29% (6% excluding favorable foreign exchange translation effects) in 2003, outperforming the European truck and bus market, which increased 3%. Sales increased 18% in North America, outperforming a market that increased an estimated 1%. In Asia and Latin America, our sales also outperformed truck and bus markets in the year. Our sales continue to outperform the heavy vehicle manufacturing markets through sales of our new control systems, expanding penetration on other vehicle platforms, new applications with existing customers, and geographic expansion in Asia.
     Segment income in 2003 increased 27% (8% excluding favorable foreign exchange translation effects) to $176.6 million from $138.7 million in 2002. Segment operating margin was 13.0%, down from 13.1% in 2002. Segment income in 2003 included $9.7 million of expense for the elimination of 110 jobs in Europe. The improvements in segment income and margins primarily reflected volume leverage, savings from Materials Management and Six Sigma initiatives, and lower warranty costs incurred in 2003.
     BACKLOG—Vehicle Control Systems’ backlog as of December 31, 2004, was $823 million, an increase of 24% from December 31, 2003, excluding foreign exchange translation effects, primarily reflecting an increase in Europe related to market growth and expansion of business in Asia. Backlog is not necessarily predictive of future business as it relates only to some of our products. We expect markets in Europe to be up modestly in 2005.
Other Income Statement Data (as summarized in Item 6, Selected Financial Data)
     The $2.3 million increase in equity in net income of unconsolidated joint ventures for 2004 compared with 2003 primarily relates to improved earnings at the Company’s Air Conditioning compressor joint venture. The small decrease in equity in net income of unconsolidated joint ventures for 2003 compared with 2002 primarily reflects our decision to terminate our receivables discounting joint venture with TransAmerica in the third quarter of 2002; a decision which has resulted in lower interest costs. That decrease was partly offset by higher net income for both our Vehicle Control Systems’ joint venture in India from higher volume and our Air Conditioning compressor joint venture in the U.S. from higher volume and improved productivity.

July 29, 2005

     Interest expense decreased by $2.1 million in 2004 as compared to 2003, primarily driven by lower average debt balances, partially offset by higher interest rates and unfavorable foreign exchange translation effects. Interest expense decreased by $12.0 million in 2003 compared with 2002 primarily because of lower average debt balances. See “Liquidity and Capital Resources” and Note 11 of Notes to Financial Statements.
     In the fourth quarter of 2004, the Company recorded a $307 million ($188 million net of $119 million tax benefit or $.85 per diluted share) charge covering estimated net payments for pending and future asbestos-related claims. For a detailed description of the asbestos indemnity charge, see Item 3. Legal Proceedings.
     Corporate and other expenses as shown in the Segment and Income Statement Data table in Item 6, were $214.5 million for 2004, compared with $187.4 million for 2003. Incentive compensation costs were $8.8 million higher in 2004 as compared to 2003 and provisions for pension and post retirement costs were $11.0 million higher in 2004 as compared to 2003. Further, foreign exchange losses in 2004 of $4.1 million resulted in an $11.1 million unfavorable impact to corporate and other expenses in 2004 when compared to $7.0 million of foreign exchange gains in 2003. Corporate and other expenses were $187.4 million for 2003, compared with $168.9 million for 2002. The increase in 2003 was due principally to increased provisions for various self-insured costs, third-party-provided insurance, post-retirement and medical costs, and higher minority interest expense. The increase in post-retirement and medical costs includes higher accretion expense on retirement plans. The increase in accretion expense on retirement plans is attributable primarily to lower assumed discount rates and projected increases in future medical costs. See Notes 5 and 6 of Notes to Financial Statements for additional information on accretion expense and foreign exchange transactions. Those increases were partly offset by lower receivables discounting fees, reflecting our decision to terminate our receivables discounting joint venture with TransAmerica in the third quarter of 2002. Corporate and other expenses, shown in the Segment and Income Statement Data table in Item 6, primarily include some of the expenses classified as selling and administrative expenses in the Consolidated Statement of Income on page 43. Corporate and other expenses also include certain items classified in “Other expense” in the Consolidated Statement of Income (see Note 5 of Notes to Financial Statements). Year-to-year changes in the significant components of “Other expense” are explained by the comments in this paragraph on corporate expenses, or in the first paragraph of this section on equity in net income of unconsolidated joint ventures.
     The income tax provisions for 2004, 2003 and 2002 were $49.5 million, $144.0 million and $185.2 million, respectively. The effective income tax rates

July 29, 2005

were 13.6% of pre-tax income in 2004, 26.2% in 2003 and 33.3% in 2002. The income tax provision for 2004 included a $39.2 million tax benefit ($.18 per diluted share) from the following items: $18.5 million from the resolution of tax audits, $18 million related to a reduction in withholding tax liabilities arising from a decision to not distribute the earnings of certain foreign subsidiaries and $2.7 million related to the benefit recognized on other tax items. The combined effect of the $39.2 million tax benefits that occurred in 2004, the $119 million tax benefit related to the asbestos indemnity charge, together with other ongoing tax planning activities, reduced the effective income tax rate to 13.6% for the year. Without the $39.2 million of tax benefits discussed above and the asbestos indemnity charge and the related tax benefit, the tax rate for 2004 would have been 31%. The effective tax rate in 2003 was 26.2%, principally from the resolution in the fourth quarter of 2003 of tax audit issues and approval of claims for research and development tax credits. Excluding these items, the tax rate in 2003 would have been 31%. The Company expects that its effective income tax rate in 2005 will be 30% excluding prior year adjustments such as tax audit settlements, etc. See Note 7 of Notes to Financial Statements and Critical Accounting Policies and Estimates on page 36.